Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2023

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-18

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except per share data)

	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$209,139	$150,470
Short-term deposits	78,448	177,367
Accounts receivable, net of allowance for credit losses of $0.8 million and $0.9 million as of March 31, 2023 and December 31, 2022, respectively	144,519	144,739
Inventories	201,997	194,054
Prepaid expenses	8,466	5,767
Other current assets	22,468	27,823
Total current assets	665,037	700,220
Non-current assets
Property, plant and equipment, net	196,986	195,063
Goodwill	69,735	64,953
Other intangible assets, net	129,756	121,402
Operating lease right-of-use assets	16,884	18,122
Long-term investments	140,621	141,610
Other non-current assets	18,076	18,420
Total non-current assets	572,058	559,570

Total assets	$1,237,095	$1,259,790

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$54,834	$72,921
Accrued expenses and other current liabilities	49,554	45,912
Accrued compensation and related benefits	37,261	34,432
Deferred revenues - short term	53,774	50,220
Operating lease liabilities - short term	6,724	7,169
Total current liabilities	202,147	210,654
Non-current liabilities
Deferred revenues - long term	25,439	25,214
Deferred income taxes - long term	7,075	5,638
Operating lease liabilities - long term	9,880	10,670
Contingent consideration - long term	24,222	23,707
Other non-current liabilities	23,869	24,475
Total non-current liabilities	90,485	89,704

Total liabilities	$292,632	$300,358

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 68,103 thousand shares and 67,086 thousand shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively	$190	$187
Additional paid-in capital	3,057,157	3,048,915
Accumulated other comprehensive loss	(13,808)	(12,818)
Accumulated deficit	(2,099,076)	(2,076,852)
Total equity	944,463	959,432

Total liabilities and equity	$1,237,095	$1,259,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
	Three Months Ended March 31,
	2023	2022

Revenues
Products	$100,971	$113,073
Services	48,406	50,356
	149,377	163,429
Cost of revenues
Products	51,113	59,373
Services	32,869	34,379
	83,982	93,752

Gross profit	65,395	69,677

Operating expenses
Research and development, net	21,475	23,998
Selling, general and administrative	60,717	65,263
	82,192	89,261

Operating loss	(16,797)	(19,584)

Financial income (expenses), net	773	(1,362)

Loss before income taxes	(16,024)	(20,946)

Income tax benefit (expenses)	(3,775)	73
Share in losses of associated companies	(2,425)	(75)

Net loss	$(22,224)	$(20,948)

Net loss per share - basic and diluted	$(0.33)	$(0.32)
Weighted average ordinary shares outstanding - basic and diluted	67,583	65,721

Comprehensive loss
Net loss	(22,224)	(20,948)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,245)	(702)
Unrealized gains (losses) on derivatives designated as cash flow hedges	1,255	(351)
Other comprehensive income (loss), net of tax	(990)	(1,053)
Comprehensive loss	$(23,214)	$(22,001)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2023
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2022	67,086	$187	$3,048,915	$(2,076,852)	$(12,818)	$959,432
Issuance of shares in connection with stock-based compensation plans	1,017	3	1	-	-	4
Stock-based compensation	-	-	8,241	-	-	8,241
Comprehensive loss	-	-	-	(22,224)	(990)	(23,214)
Balance as of March 31, 2023	68,103	$190	$3,057,157	$(2,099,076)	$(13,808)	$944,463

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2022
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2021	65,677	$182	$3,012,481	$(2,047,878)	$(8,771)	$956,014
Issuance of shares in connection with stock-based compensation plans	731	3	152	-	-	155
Stock-based compensation	-	-	8,533	-	-	8,533
Comprehensive income (loss)	-	-	-	(20,948)	(1,053)	(22,001)
Balance as of March 31, 2022	66,408	$185	$3,021,166	$(2,068,826)	$(9,824)	$942,701

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
(in thousands)	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net loss	$(22,224)	$(20,948)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,680	15,290
Stock-based compensation	8,241	8,533
Foreign currency transaction loss	531	2,792
Share in losses of associated companies	2,425	75
Revaluation of investments	1,042	1,061
Other non-cash items, net	(95)	83

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	1,081	(7,950)
Inventories	(10,123)	(14,775)
Other current assets and prepaid expenses	2,945	7,386
Other non-current assets	2,746	(85)
Accounts payable	(18,547)	7,194
Other current liabilities	1,622	(16,037)
Deferred revenues	3,387	2,522
Deferred income taxes, net and uncertain tax positions	2,581	(381)
Other non-current liabilities	(5,218)	(823)
Net cash used in operating activities	(17,926)	(16,063)

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	(16,480)	-
Purchase of property and equipment	(3,723)	(3,741)
Investments in short-term bank deposits	(12,448)	(40,000)
Proceeds from short-term bank deposits	111,367	117,000
Purchase of intangible assets	(311)	(444)
Other investing activities	(30)	(47)
Investments in unconsolidated entities	(2,453)	(5,030)
Net cash provided by investing activities	75,922	67,738

Cash flows from financing activities
Proceeds from exercise of stock options	4	155
Other financing activities	851	866
Net cash provided by financing activities	855	1,021

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(168)	(2,228)

Net change in cash, cash equivalents and restricted cash	58,683	50,468
Cash, cash equivalents and restricted cash, beginning of period	150,686	243,293

Cash, cash equivalents and restricted cash, end of period	$209,369	$293,761

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	3,604	188
Transfer of fixed assets to inventory	97	120

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	209,139	293,649
Restricted cash included in other current assets	230	112
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$209,369	$293,761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect its results of operations and financial position.
In particular, a number of estimates have been and will continue to be affected by the trends that have arisen in the aftermath of the COVID-19 pandemic, including global events and other longer-term macroeconomic conditions, most prominently, rising inflation, increasing interest rates, tightening of capital markets and global supply chain delays. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.
The results of operations for the three months ended March 31, 2023 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2023 as part of the Company’s Annual Report on Form 20-F for such year.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in 2023
      In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2023, with no material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Certain Transactions

    MakerBot and Ultimaker transaction ("Ultimaker")

     On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a fully owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker. The Company recorded a net gain of $39.1 million from deconsolidation of MakerBot, representing the difference between the book value of MakerBot's net assets and the fair value allocated to such net assets in the transaction as follows:

U.S. $ in thousands
Fair value, net	$55,751
Net assets deconsolidated	(14,146)
Transaction expenses	(2,469)
Gain on deconsolidation of subsidiary	$39,136

     The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.

  The preliminary allocation of the purchase price ("PPA") to net assets acquired and liability assumed resulted in the recognition of intangible assets with a value of $57.8 million, goodwill of $22.3 million and other net assets of $25.5 million. The value assigned to intangible assets is amortized over a period of 5 to 10 years and the related amortization is included under share in net losses (profits) from associated companies. The estimated fair values are preliminary and based on the information that was available as of August 31, 2022. Thus, the measurements of fair value reflected in these assets are subject to changes and such changes could be significant.

    As of March 31, 2023 and December 31, 2022 the equity investment in Ultimaker amounted to $97.8 million and $100.2 million, respectively, which represented the original investment in Ultimaker, net of share in net losses for the period in amounts of $2.3 million and $5.4 million, respectively. Following the acquisition, the Company will act as an agent to Ultimaker and will distribute products of Ultimaker. Transactions with Ultimaker for the period were immaterial.

 Covestro acquisition

     On August 8, 2022, the Company announced that it signed a definitive agreement to acquire the additive manufacturing materials business of Covestro AG. On April 3, 2023 the Company completed the acquisition of Covestro. The purchase price was approximately $46.7 million (Euro 43 million) in cash (which is subject to adjustment to reflect the amount of inventory acquired under the Covestro asset purchase agreement, and the accrual with respect to liabilities being assumed under the Covestro asset purchase agreement), as well as 317,505 newly issued Stratasys ordinary shares, par value 0.01 New Israeli Shekels per share (“Stratasys ordinary shares”) as the consideration for the purchased assets. Under the terms of the Covestro asset purchase agreement, Covestro may also earn up to an additional Euro 37 million of consideration, subject to the achievement of specified performance metrics, which will be payable via the issuance of additional Stratasys ordinary shares.
    Other investments

    In addition to the investment in Ultimaker, other investments included under Long-term investments primarily consist of investments in non-marketable equity securities of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. During the first quarter of 2023 and during 2022, the Company invested a total of $2.4 million and $16.7 million, respectively, in non-marketable equity securities and convertible notes of several companies.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Revenues

Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company’s customers’ locations) and revenue type for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
	(U.S. $ in thousands)
Americas
Systems	$21,186	$28,982
Consumables	32,572	31,354
Service	36,322	38,231
Total Americas	90,080	98,567

EMEA
Systems	11,402	15,076
Consumables	18,911	17,825
Service	7,567	7,153
Total EMEA	37,880	40,055

Asia Pacific
Systems	7,864	10,458
Consumables	9,036	9,377
Service	4,517	4,972
Total Asia Pacific	21,417	24,807

Total Revenues	$149,377	$163,429

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three months ended March 31, 2023 and 2022:
	Three months ended March 31,
	2023	2022
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$100,971	$113,073
Services	13,691	12,492
Total revenues recognized in point in time	114,662	125,565

Revenues recognized over time from:
Services	34,715	37,864
Total revenues recognized over time	34,715	37,864

Total Revenues	$149,377	$163,429

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities
Contract assets are recorded when the Company’s right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of March 31, 2023 and December 31, 2022.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company’s deferred revenue as of March 31, 2023 and December 31, 2022 was as follows:
	March 31,	December 31,
	2023	2022
	U.S. $ in thousands
Deferred revenue*	$79,213	$75,434

*Includes $25.4 million and $25.2 million under long term deferred revenue in the Company's consolidated balance sheets as of March 31, 2023 and December 31, 2022, respectively.

Revenue recognized in 2023 that was included in deferred revenue balance as of December 31, 2022 was $16.1 million for the three months ended March 31, 2023.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of March 31, 2023, the total RPO amounted to $111.9 million. The Company expects to recognize $79.1 million of this RPO during the next 12 months, $19.1 million over the subsequent 12 months and the remaining $13.7 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2023 and December 31, 2022, the deferred commissions amounted to $9.5 million and $9.6 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Inventories

Inventories consisted of the following:

	March 31,	December 31,
	2023	2022
	U.S. $ in thousands
Finished goods	$86,214	$81,564
Work-in-process	8,319	7,562
Raw materials	107,464	104,928
	$201,997	$194,054

Note 6. Goodwill and Other Intangible Assets

      Goodwill

Changes in the carrying amount of the Company’s goodwill during the three months ended March 31, 2023 were as follows:

U.S. $ in thousands

Goodwill as of January 1, 2023	$64,953
Goodwill acquired	4,743
Foreign currency translation adjustments	39
Goodwill as of March 31, 2023	$69,735

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

      Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2023			December 31, 2022
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$392,867	$(287,704)	$105,163	$387,603	$(283,671)	$103,932
Patents	17,808	(9,302)	8,506	17,508	(8,970)	8,538
Trademarks and trade names	17,291	(14,328)	2,963	16,278	(14,030)	2,248
Customer relationships	101,619	(88,495)	13,124	93,609	(86,925)	6,684
Capitalized software development costs	7,066	(7,066)	-	7,066	(7,066)	-
	$536,651	$(406,895)	$129,756	$522,064	$(400,662)	$121,402

Amortization expenses relating to intangible assets for the three-month period ended March 31, 2023 and 2022 were approximately $6.2 million and $9.2 million, respectively.

As of March 31, 2023, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expenses
(U.S. $ in thousands)
Remaining 9 months of 2023	$19,362
2024	21,627
2025	19,149
2026	19,063
2027	18,099
2028 and thereafter	32,456
Total	$129,756

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Net Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
	(In thousands, except per share amounts)
Numerator:
Net loss for basic and diluted loss per share	$(22,224)	$(20,948)

Denominator:
Weighted average shares - for basic and diluted net loss per share	67,583	65,721

Net loss per share
Basic and diluted	$(0.33)	$(0.32)

The computation of diluted net loss per share excluded share awards of 3.4 million and 5.4 million shares for the three months ended March 31, 2023 and 2022, respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.

Note 8. Income Taxes

        The Company had tax expense of $3.8 million for the three-month period ended March 31, 2023 compared to tax benefit of $0.1 million for the three-month period ended March 31, 2022. The Company’s effective tax rate as of March 31, 2023 was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	March 31, 2023		December 31, 2022
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$73	-	$159	-
Foreign exchange forward contracts designated as hedging instruments	220	-	3	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(100)	-	(38)	-
Foreign exchange forward contracts designated as hedging instruments	(2,610)	-	(1,640)	-
Convertible notes		4,327	-	1,894
Contingent consideration*		38,606	-	38,341
	(2,417)	42,933	(1,516)	40,235

*Includes $14.4 million and $14.6 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of March 31, 2023 and December 31, 2022, respectively.

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in New Israeli Shekels (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2023.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
	Balance sheet location	2023	2022	2023	2022
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$73	$159	$40,375	$101,733
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	220	3	31,480	4,900
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(100)	(38)	22,311	16,751
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(2,610)	(1,640)	52,115	72,273
		$(2,417)	$(1,516)	$146,281	$195,657

Foreign exchange contracts not designated as hedging instruments

As of March 31, 2023, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $62.7 million, and were used to reduce foreign currency exposures of the Euro, NIS, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, loss of $0.4 million and gain of $0.7 million were recognized under financial income, net for the three-month period ended March 31, 2023 and 2022, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income, net.

Cash Flow Hedging - Hedges of forecasted foreign currency payroll and other operating expenses

As of March 31, 2023, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $48.9 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs and other operating expenses denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging - Hedges of forecasted foreign currency revenue

As of March 31, 2023, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 34.7 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and, accordingly, they are not speculative in nature.

 STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended March 31,
	2023	2022
	U.S $ in thousands

Cost of revenues	$932	$900
Research and development, net	2,089	1,786
Selling, general and administrative	5,220	5,847
Total stock-based compensation expenses	$8,241	$8,533

A summary of the Company’s stock option activity for the three months ended March 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2023	$1,619,559	$27.62
Granted	-	-
Exercised	(1,083)	3.58
Forfeited	(2,910)	34.73
Options outstanding as of March 31, 2023	1,615,566	27.62
Options exercisable as of March 31, 2023	$1,243,725	$31.13

As of March 31, 2023, the unrecognized compensation cost of $1.1 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.66 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the three months ended March 31, 2023 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2023	$3,496,099	$23.98
Granted	1,642,257	13.02
Vested	(996,094)	25.58
Forfeited	(104,741)	25.03
Unvested as of March 31, 2023	$4,037,521	$19.10

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of March 31, 2023, the unrecognized compensation cost of $63.5 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.4 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2023 and 2022, respectively:

	Three Months Ended March 31, 2023
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income (loss) before reclassifications	(1,828)	1,255	(573)
Amounts reclassified from accumulated other comprehensive loss	(417)	-	(417)
Other comprehensive income (loss)	(2,245)	1,255	(990)
Balance as of March 31, 2023	$(2,544)	$(11,264)	$(13,808)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three Months Ended March 31, 2022
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive income (loss) before reclassifications	271	(702)	(431)
Amounts reclassified from accumulated other comprehensive loss	(622)	-	(622)
Other comprehensive income (loss)	(351)	(702)	(1,053)
Balance as of March 31, 2022	$1,221	$(11,045)	$(9,824)

Note 12. Contingencies

      The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.